05039823

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR - 2 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-48231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

GOSHAWK CAPITAL CORPORATION

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 SW MARCONI AVENUE
(No. and Street)

PORTLAND (City) OREGON (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA 312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE (Address) ORLAND PARK (City) ILLINOIS (State) 60462-1628 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, INGEBORG S. HOLLIDAY, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

GOSHAWK CAPITAL CORPORATION as of

DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Subscribed and sworn to before me this 25th day of February, 2005

Notary Public

OFFICIAL SEAL
ALICIA JENSEN
NOTARY PUBLIC-OREGON
COMMISSION NO. A345385
MY COMMISSION EXPIRES JULY 10, 2005

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOSHAWK CAPITAL CORPORATION
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2004

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To Board of Directors
Goshawk Capital Corporation
Portland, Oregon

I have audited the accompanying statement of financial condition of Goshawk Capital Corporation as of December 31, 2004. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Goshawk Capital Corporation as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

February 21, 2005

GOSHAWK CAPITAL CORPORATION
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 6,003
Securities Owned, at Market Value		216,464
Due from Broker		675,766
Accounts Receivable		2,349
Total Current Assets		$ 900,582
OTHER ASSETS		
Membership (at cost - Market Value at December 31, 2004 is $20,000)	$211,000	
Total Other Assets		211,000
TOTAL ASSETS		$1,111,582

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Securities Sold, Not Yet Purchased, at Market Value		$ 11,255
Note Payable		98,920
Accounts Payable		33,412
Payroll Taxes Payable		48,560
State Replacement Tax Payable		3,283
Total Current Liabilities		$ 195,430
STOCKHOLDERS' EQUITY		
Capital Stock - Common - Class A, Voting, $.01 Par Value; 1,000 Shares Authorized, 100 Shares Issued and Outstanding		
Class B, Non-Voting, $.01 Par Value;	$ 300	
1,000 Shares Authorized, 100 Shares Issued and Outstanding	300	
Total Common Stock	$ 600	
Additional Paid-In Capital	415,456	
Retained Earnings	500,096	
Total Stockholders' Equity		916,152
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$1,111,582

The accompanying notes to the financial statements are an integral part of this statement.

GOSHAWK CAPITAL CORPORATION
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Goshawk Capital Corporation, formerly Heartland Capital Corporation, (the Company) is an Illinois corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company operates as a fully disclosed market maker.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's stockholders have elected to be taxed as an S-Corporation; therefore the Company's income flows through to its stockholders' tax returns. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Employees' Retirement Plans

The Company started a Profit Sharing and Money Purchase Plan effective September 2, 1998. Contributions are based upon the employees' earnings. The 2004 Company contributions were calculated as amounts that are deductible for federal tax purposes; the Company's Profit Sharing contribution was $18,000 and the Pension contribution was $12,000. The Retirement Plans are administered by an outside financial institution.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Note Payable

The Company's president and stockholder lent $98,920 to the Company on December 31, 2004. This was a non interest bearing demand note that was paid on January 25, 2005.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, clearing firms and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2004 the Company had net capital and net capital requirements of $681,653 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 27%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 7- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 8- SUBSEQUENT EVENTS

As of December 31, 2004 the Company owned a membership on the Chicago Stock Exchange. Effective February 9, 2005, with the approval of the SEC, the exchange has undergone demutualization. As a result, each former member will receive 1,000 shares of CHX Holdings, Inc. and a trading permit initially costing $6,000 per year, payable monthly. The former members will own 100% of the common stock of CHX Holdings, Inc.